July 03, 2020	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com
To: All Canadian Securities Regulatory Authorities

Subject: BURCON NUTRASCIENCE CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	July 30, 2020
Record Date for Voting (if applicable) :	July 30, 2020
Beneficial Ownership Determination Date :	July 30, 2020
Meeting Date :	September 17, 2020
Meeting Location (if available) :	Virtual meetng
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	120831102	CA1208311029

Sincerely,

Computershare

Agent for BURCON NUTRASCIENCE CORPORATION